SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 October 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1     3rd Quarter Results

Exhibit No: 99.1

20 October 2015

InterContinental Hotels Group PLC

Third Quarter Interim Management Statement

Continued momentum drives strong third quarter performance

Highlights

•      Global Q3 comparable RevPAR up 4.8%1, led by rate up 3.6%.
•      Expanded our global scale: net system size of 727k rooms, up 4.3% year on year (2.7% excluding Kimpton); 16k rooms signed into our 218k room pipeline, highest Q3 hotel signings since 2008.
•      Strengthened the position of our preferred brands, in particular opening more Holiday Inn rooms in the period than ever before.
•      Completed the sale of InterContinental Hong Kong, for proceeds of $929m2.

1RevPAR growth is at constant exchange rates (CER) unless otherwise stated. 2After initial working capital adjustments and cash tax, but before transaction costs.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We delivered strong RevPAR growth of 4.8% in the third quarter, driven by rate up 3.6%, and continued to sign hotels into our pipeline at the fastest rate since 2008.  This demonstrates both our ability to drive growth through leveraging scale and execution against our winning strategy to create long term value for shareholders.
There is increasing momentum across our portfolio of preferred brands.  Holiday Inn delivered a record level of room openings, and we are expanding our global luxury footprint, particularly in Greater China where nearly a quarter of our 5k room signings in the region were driven by InterContinental Hotels & Resorts.  We continue to expand the presence of our newer brands, including our second franchise signing for EVEN hotels in the US, and five signings for our industry-leading boutique brands.
The completion of the sale of InterContinental Hong Kong marks the successful conclusion of our major owned asset disposal programme, with over 95% of our profit now from the fee business.  Our innovative commercial strategy continues to deliver lowest cost revenues into our hotels, and we are on track to deliver a next generation cloud based Guest Reservation System for roll out in 2017.
Looking ahead to the remainder of this year, we are encouraged by current trading trends and remain confident in the outlook."

Third Quarter RevPAR performance
Americas
RevPAR was up 4.3% in the third quarter and 5.1% in the first 9 months.  In the US, RevPAR was up 4.2% in the third quarter and 5.2% in the first 9 months.
Our preferred brands continue to drive record levels of demand in the US, delivering rate growth of 3.8% and a 75.8% occupancy level in the quarter.  Performance was boosted by increased leisure demand in the summer, and strong transient and group business in September.  Elsewhere in the region, Mexico had double digit growth for the second quarter running, but Canada is still being impacted by weaker performance in oil markets.

Europe
RevPAR was up 7.8% in the third quarter and 6.1% in the first 9 months, led by increases in rate.  UK growth of 4.8% was driven by London and the provinces, with both benefitting from high occupancy levels throughout the period, and strong corporate demand in September.  10.1% RevPAR growth in Continental Europe was driven by solid trading in Germany, and double digit growth across Southern Europe and Russia and the CIS, reflecting signs of recovery in these markets.

Asia, Middle East & Africa
RevPAR was up 7.1% in the third quarter and 6.1% in the first 9 months, driven by solid increases in occupancy and rate.  Growth was led by strong performances in Japan, and major markets in South East Asia, the former continuing to benefit from increased inbound travel.  Mid-single digit RevPAR growth in Australia, India and the Middle East was consistent with first half trends.  In the latter, trading was driven by strong demand in Saudi Arabia, partially offset by challenging market conditions in the UAE.

Greater China
RevPAR was down 0.7% in the third quarter, and up 0.7% in the first 9 months, as occupancy growth was offset by a decline in rate.  Mainland China RevPAR was up 2.1% as demand increased and we continue to drive industry outperformance.  Growth was led by tier 1 cities, with new supply still impacting local market dynamics in developing tier 2 and 3 cities.  This increase was offset by double digit RevPAR declines in Hong Kong and Macau, where trading conditions remain challenging across the industry.

Strategic progress
Strengthening our preferred brands
-    The Holiday Inn brand family continues to grow, with over 10k room signings in the quarter our best in the period for seven years, and more Holiday Inn brand room openings in the third quarter than ever before.
-    We leveraged our leading market position in China to sign two landmark InterContinental Hotels & Resorts, a 543 room property in Shanghai and a 490 room property in Tianjin.
-    There is increasing momentum behind our newer brands as we signed our second franchise contract for EVEN hotels in the US, and continued to expand our industry-leading boutique brands with five new signings.
-    Across our extended stay portfolio we are accelerating our pace of signings, with over 6k rooms added to our pipeline so far this year, including our best third quarter performance since 2008.

Building and leveraging scale
-    Net system size up 4.3% year on year (2.7% excluding Kimpton) to 727k rooms (4,963 hotels).
-    9k rooms (59 hotels) opened in the quarter and 6k rooms (38 hotels) removed.  Consistent with historic trends, we expect an increase in openings pace during the fourth quarter.
-    16k new rooms (111 hotels) were signed, including 5k rooms in Greater China where signings pace was up nearly 30% on the third quarter last year.  Financing conditions, particularly in the US, remain favourable for our preferred brands.
-    IHG's pipeline increased to 218k rooms, with over 90% in our ten priority markets and approximately 45% under construction.
-    5% share of industry room supply, 14% share of active industry room pipeline.

Driving revenue delivery through technology and loyalty
-    We remain on track to deliver a next generation Guest Reservation System for roll out in 2017, including development of new cloud based technology.
-    We continue to innovate with digital solutions for our low cost direct channels.  Our Lowest Price Promise campaign is driving year-on-year digital revenue growth of over 20% for Holiday Inn Express in the UK, and globally our mobile initiatives are delivering a year-on-year doubling in the usage of our app amongst loyalty members.

Financial position and capital allocation
The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.
In August the group issued a £300m, 10-year bond at a 3.750% coupon rate, the lowest funding rate IHG has achieved in the Sterling bond market.
The completion of the sale of InterContinental Hong Kong for proceeds of $929m after initial working capital adjustments and cash tax marks the successful conclusion of our major owned asset disposal programme.
As previously announced, a decision on return of funds to shareholders from asset sales completed in 2015 will be disclosed at preliminary results in February 2016.

Foreign exchange
The US Dollar continued to strengthen through Q3 which reduced group RevPAR to a 0.4% decline in the quarter when reported at actual exchange rates.  A breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.
In the third quarter, the pound sterling has depreciated less versus the US Dollar than our other major trading currencies. As a result we now expect a $5m impact on reported fee business operating profit for every 1%pt difference in full year group RevPAR growth between constant and actual exchange rates.

Appendix 1: RevPAR Movement Summary
	Q3 2015				YTD 2015
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	4.8%	3.6%	0.9%pts	5.1%	3.4%	1.1%pts
Americas	4.3%	3.9%	0.3%pts	5.1%	4.2%	0.6%pts
Europe	7.8%	5.1%	2.0%pts	6.1%	4.0%	1.5%pts
AMEA	7.1%	3.7%	2.2%pts	6.1%	2.6%	2.4%pts
G. China	(0.7)%	(3.2)%	1.6%pts	0.7%	(3.0)%	2.3%pts

 Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)
	Q3 2015				YTD 2015
	CER	AER	Difference	CER	AER	Difference
Group	4.8%	(0.4)%	(5.2)%pts	5.1%	0.3%	(4.8)%pts
Americas	4.3%	2.2%	(2.1)%pts	5.1%	3.4%	(1.7)%pts
Europe	7.8%	(6.0)%	(13.8)%pts	6.1%	(8.7)%	(14.8)%pts
AMEA	7.1%	(3.8)%	(10.9)%pts	6.1%	(2.3)%	(8.4)%pts
G. China	(0.7)%	(2.5)%	(1.8)%pts	0.7%	(0.3)%	(1.0)%pts

Appendix 3: Q3 system & pipeline summary (rooms)
	System				Pipeline
	Openings	Removals	Net	Total	Signings	Total
Group	8,607	(5,749)	2,858	726,876	16,040	217,709
Americas	3,709	(4,939)	(1,230)	473,060	7,981	97,655
Europe	2,151	(636)	1,515	105,189	2,015	18,695
AMEA	869	(204)	665	68,789	1,292	41,565
G. China	1,878	30	1,908	79,838	4,752	59,794

Appendix 4: Q3 YTD system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	36,139	(19,558)	16,581	726,876	4.3%	59,244	217,709
Kimpton acquisition	11,325	-	11,325	11,325	-	2,603	2,603
Underlying Group*	24,814	(19,558)	5,256	715,551	2.7%	56,641	215,106
Americas*	14,038	(12,320)	1,718	461,735	1.7%	28,500	95,052
Europe	4,022	(3,041)	981	105,189	2.7%	4,543	18,695
AMEA	2,928	(2,015)	913	68,789	3.9%	10,185	41,565
G. China	3,826	(2,182)	1,644	79,838	7.3%	13,413	59,794

*Excludes impact of Kimpton acquisition

Appendix 4: Definitions
AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:
Investor Relations (Catherine Dolton; Matthew Woollard; Adam Smith):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Conference call for Analysts and Shareholders:
A conference call with Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 8.00am London time on 20 October and can be accessed on www.ihgplc.com/Q3. There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll	+44 (0) 20 3003 2666 0808 109 0700 +1 212 999 6659
Passcode	IHG Analyst Call
A replay of the 8.00am conference call will be available following the event - details are below:
UK Toll	+44 (0) 20 8196 1998
Replay pin	3436458#

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am New York Time on 20 October with Paul Edgecliffe-Johnson (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll US Toll US Toll Free	+44 (0) 20 3003 2666 +1 212 999 6659 +1 866 966 5335
Passcode	IHG Analysts Call

A replay of the 9.00am US conference call will be available following the event - details are below:
UK Toll US Toll Free	+44 (0) 20 8196 1998 +1 866 583 1035
Replay pin	4313217#
Website: The full release and supplementary data will be available on our website from 7.00am (London time) on 20 October. The web address is www.ihgplc.com/Q3.
Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.
IHG franchises, leases, manages or owns more than 4,900 hotels and 727,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 90 million members worldwide.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

 Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	20 October 2015